UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For February 24, 2003



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1Y 3RB
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE


                                     INDEX

Description

1.  Press release dated February 24, 2003  -  Holding(s) in Company



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


BUNZL PLC



2. Name of shareholder having a major interest


DEUTSCHE BANK A.G.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


NON-BENEFICIAL INTERESTS REPRESENTING FUNDS UNDER MANAGEMENT HELD ON BEHALF OF CLIENTS



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


REGISTERED HOLDERS                                                NO. OF SHARES
HELD AS PRINCIPAL

DEUTSCHE BANK AG LONDON                                                889,906

DEUTSCHE BANK SECURITIES INC                                            46,407

HELD IN CLIENT PORTFOLIOS

MORGAN NOMINEES LTD                                                 22,366,650

MORGAN NOMINEES LTD A/C CHY                                             90,117

MORGAN NOMINEES LTD A/C CSL                                             76,174

MORGAN NOMINEES LTD A/C DGR                                            257,900

MORGAN NOMINEES LTD A/C ENF                                            223,600

MORGAN NOMINEES LTD A/C LAM                                            261,400

MORGAN NOMINEES LTD A/C MER                                             68,300

MORGAN NOMINEES LTD A/C NG                                              57,950

MORGAN NOMINEES LTD A/C SAM                                             44,993

MORGAN NOMINEES LTD A/C SL                                             466,532

BANK OF NEW YORK NOMINEES                                            2,013,638

BRITISH OVERSEAS BANK NOMINEES LTD A/C 7020                            110,830

CHASE NOMINEES                                                       8,412,955

CHASE NOMINEES A/C 14186                                               159,174

CLYDESDALE BANK CUSTODIAN NOMINEES                                      99,931

DEUTSCHE ASSET MANAGEMENT FRANKFURT                                     38,811

DEUTSCHE BANK TRUST COMPANY AMERICAS                                   346,123

DEUTSCHE TRUST BANK JAPAN                                              557,800

HSBC GLOBAL CUSTODY NOMINEES (UK) LTD                                  975,952

LOTHIAN REGIONAL COUNCIL                                               546,292

NORTRUST NOMINEES LTD                                                7,229,510

STATE STREET NOMINEES                                                5,808,881

SCUDDER INVESTMENT MANAGEMENT                                           13,595

VIDACOS NOMINEES                                                       213,800

                                                                    __________

TOTAL                                                               51,377,221

                                                                    ==========


5. Number of shares / amount of stock acquired


N/A



6. Percentage of issued class


N/A



7. Number of shares / amount of stock disposed


1,705,963 SINCE LAST NOTIFICATION



8. Percentage of issued class


0.365%



9. Class of security


ORDINARY SHARES OF 25P



10. Date of transaction


21 FEBRUARY 2003



11. Date company informed


24 FEBRUARY 2003



12. Total holding following this notification


51,377,221



13. Total percentage holding of issued class following this notification


10.99%



14. Any additional information


N/A



15. Name of contact and telephone number for queries


MRS C MEYER - 020 7495 4950



16. Name and signature of authorised company official responsible for making this notification


MR P N HUSSEY, COMPANY SECRETARY



Date of notification


24 FEBRUARY 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  February 24, 2003                By:__/s/ Anthony Habgood__

                                              Title:   Chairman